UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012
Commission File Number: 001-35152

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WI-LAN INC.

(Translation of registrant’s name into English)

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11 Holland Avenue
Suite 608
Ottawa, Ontario K1Y 4S1
Canada
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended September 30, 2012 and 2011
99.2	Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2012 and 2011
99.3	Canadian Forms 52-109F2 – Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WI-LAN INC.

Date: November 8, 2012	By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker Title: Vice-President, Corporate Legal & Corporate Secretary

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